News Release	TSX, AMEX Symbol: NG

NovaGold’s Rock Creek Permit to be Reinstated

March 1, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX/AMEX: NG) today announced that after an extensive three-month review, the U.S. Army Corps of Engineers will reinstate the wetlands permit for NovaGold’s Rock Creek project on March 13th.

The permit was suspended pending review in December 2006, following a lawsuit against the U.S. Army Corps of Engineers, challenging the Corps’ issuance of the Clean Water Act wetlands permit for NovaGold’s Rock Creek project near Nome, Alaska. Neither NovaGold nor its subsidiary, Alaska Gold Company, was named as a defendant. The lawsuit was based on allegations that the Corps issued the permit in violation of the governing legislation. NovaGold believed the lawsuit to be without merit and that the process undertaken by the Corps, along with the voluntary public consultation and information process undertaken by NovaGold, complied with applicable laws and gave ample opportunity for all stakeholders to be heard prior to final permits being issued on August 21, 2006.

The Corps completed an extensive review of the permitting process and concluded that the permit was consistent with applicable laws and regulations. The Corps reached a “finding of no significant impact” in an environmental assessment for the project. Accordingly, the Corps has filed notice of its intention to reinstate a modified permit on March 13th. The modified permit includes additional stipulations that cover reporting and mitigation.

Construction at Rock Creek continued throughout the winter in upland areas and areas previously disturbed. Issuance of the air permit in December allowed the construction crew to start forming and pouring the foundation for facilities within the plant site and equipment service areas. Work at the plant site is proceeding on schedule, and NovaGold continues to add experienced people to the Rock Creek operations team. NovaGold expects, however, that the permit is likely to be challenged again, and notes that construction may be impeded if the court enters an order in the litigation temporarily or permanently enjoining the project. Should the permit be challenged, NovaGold will once again support the U.S. Army Corps of Engineers and ask to intervene in the lawsuit.

“We are pleased with the Corps’ decision to reinstate the permit, and have appreciated the support expressed for the project by the community of Nome, and in particular the Bering Straits and Sitnasuak Native Corporations,” said Peter Harris, Senior Vice President and Chief Operating Officer at NovaGold. “NovaGold has a corporate policy of open and transparent communication for all stages of mine development. We held numerous public information sessions and published weekly articles in the Nome Nugget to keep the community informed as the project advanced toward construction. The result of the permit review supports our belief that both NovaGold and the U.S. Army Corps of Engineers followed all necessary procedures when permitting Rock Creek.

“Construction at the plant site has continued as allowed, and to this point there have been no significant impacts to the schedule. With the permit reinstated, we can now resume work at other areas on site, and anticipate that production will begin at Rock Creek in Q3-2007.”

About NovaGold

NovaGold is one of the fastest growing gold and copper companies in the industry. The Company owns 70% of the Donlin Creek gold project in Alaska and 100% of the Galore Creek copper-gold project in British Columbia, two of the world’s largest gold and copper deposits. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding litigation concerning the Rock Creek mining project and related permits, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation, including disputes and litigation concerning the Rock Creek mining project; uncertainties in the litigation process, such as effects of newly discovered evidence or new legal theories and the inherent difficulty in predicting the decisions of judges or the actions of other parties; fluctuations in gold and other commodity prices and currency exchange rates; uncertainties in interpreting drill results and the geology, continuity and grade of mineral deposits; uncertainties of estimates of capital and operating costs, recovery rates, production estimates and estimated economic returns; the need for cooperation of government agencies and First Nation groups in the exploration, permitting and development of NovaGold's properties; the possibility of adverse developments in the financial markets generally; the possibility of delay in permitting, exploration or development programs and uncertainties as to permit requirements; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, in NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold documents.

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Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Don MacDonald, CA
Senior Vice President & CFO

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227